Sunshine Biopharma Inc.

333 Las Olas Way, CU4 Suite 433

Fort Lauderdale, FL 33301

April 28, 2026

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sunshine Biopharma Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

Sunshine Biopharma Inc. (the “Company”) is hereby submitting a draft registration statement on Form S-1 to the staff of the Securities and Exchange Commission for confidential non-public review.

The Company hereby confirms that it will publicly file its registration statement and nonpublic draft submission such that they are publicly available on the EDGAR system at least two business days prior to any requested effective time and date.

Kindly address any comments or questions that you have concerning this letter or the draft submission to our counsel, Jeff Cahlon at 212-398-2742 or jcahlon@srfc.law.

Sincerely,

/s/ Dr. Steve N. Slilaty

Dr. Steve N. Slilaty

Chief Executive Officer